Eleanor Osmanoff Partner eosmanoff@cronelawgroup.com

VIA EDGAR

March 17, 2025

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attn:	Doris Stacey Gama, Chris Edwards, Christine Torney and Daniel Gordon

Re:	Re: Curanex Pharmaceuticals Inc Amendment No. 3 to Registration Statement on Form S-1 Filed February 14, 2025 File No. 333-282686

Ladies and Gentlemen:

On behalf of our client, Curanex Pharmaceuticals Inc (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 14, 2025 (the “Comment Letter”), relating to the above-referenced Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is hereby filing with the Commission Amendment No. 4 to the Registration Statement (“Amendment #4”). Set forth below are the Company’s responses to the Comment Letter. All references in this response letter include the references to Amendment No. 4. Page references in the text of this response letter correspond to the page numbers stated in the Comment Letter.

Notes to the Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Intangible Assets, page F-11

1. Please revise disclosures to explain why the legal expenses related to filing the provisional patent applications would be classified as an impairment expense as opposed to being recorded as a research and development expense. Please reference the accounting literature you relied upon in your response.

Response: Please see below the Company’s response to this Staff’s comment. The Company also amended its disclosures in Amendment #4.

The Company has revised its disclosure to clearly state that the legal fees were initially capitalized as an intangible asset on the balance sheet but were subsequently impaired as an impairment expense in the fourth quarter of 2024. Management originally applied ASC 805-50-30-5 when recognizing the intangible asset as part of the transfer from a related party. This guidance requires that assets transferred between entities under common control be recorded at their historical carrying amounts.

However, management later determined that the intangible asset did not qualify for capitalization, and the immaterial misstatement was corrected in the fourth quarter of 2024. In addressing the impairment, management referred to ASC 350-30-50-3, which outlines the disclosure requirements for impairment losses on intangible assets. The following information must be included in the financial statement notes for the period in which the impairment loss is recognized:

a.	A description of the impaired intangible asset and the circumstances leading to the impairment
b.	The impairment loss amount and the method used to determine fair value
c.	The income statement caption in which the impairment loss is reported
d.	If applicable, the segment in which the impaired intangible asset is reported under Topic 280.

Note 5. Related Party Transaction, page F-17

2. Please describe the contents of the $100,000 non-cash consideration received in the Duraviva asset purchase agreement and how they were accounted for the financial statements.

Response: The $100,000 in non-cash consideration received in the Duraviva asset purchase agreement consisted of a total of $100,000 paid to the Company’s legal counsel, The Crone Law Group, P.C. (“Crone”) in satisfaction of a $100,000 invoice due and payable by the Company.  Of the total $100,000 amount, $75,000 was paid directly to Crone by Duraviva. The remaining $25,000 consisted of funds held at Crone as a credit balance in favor of the Company’s advisor and consultant (“Independent Consultant”).  At that time, Independent Consultant was indebted to Duraviva in the amount of $25,000. Duraviva and Independent Consultant mutually agreed to apply Independent Consultant’s $25,000 credit balance at Crone toward the $100,000 invoice owed by the Company, thereby satisfying  Independent Consultant’s liability to Duraviva and completing payment of the Company’s $100,000 total balance owed to Crone.  The total $100,000, consisting of the $75,000 paid directly to Crone on behalf of the Company and the application of Independent Consultant’s credit balance at Crone to the Company’s balance due, was recognized in the financial statements as consideration from Duraviva in the Company’s asset acquisition from Duraviva.

Please feel free to contact me should you require additional information at (917) 679-5931 or eosmanoff@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Eleanor Osmanoff
Eleanor Osmanoff